SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            __________

                           SCHEDULE 13-D

             Under the Securities Exchange Act of 1934

                        (Amendment No. 1)*


_________________________PHOTRONICS, INC.____________________________
                         (Name of Issuer)


___________________________Common Stock______________________________
                  (Title of Class of Securities)


___________________________719 405 102_______________________________
                          (CUSIP Number)

              JEFFREY P. MOONAN         (203) 775-9000
_________15 Secor Road, P.O. Box 5226, Brookfield, CT 06804__________
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


________________________December  9, 1996____________________________
      (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

 _______________________                   ______________________
|                       |                 |                      |
| CUSIP No. 719405102   |                 | Page 2  of  6  Pages |
|_______________________|                 |______________________|

                               13-D

__________________________________________________________________
|   | Name of Reporting Persons                                  |
| 1 | S.S. or I.R.S. Identification Nos. of Above Persons        |
|   |     MACRICOSTAS PARTNERS, L.P.                             |
|   |                                                            |
|___|____________________________________________________________|
|   | Check the appropriate box if a member of a group*  (a) [ ] |
| 2 |                                                    (b) [ ] |
|___|____________________________________________________________|
|   |                                                            |
| 3 | SEC use only                                               |
|   |                                                            |
|___|____________________________________________________________|
|   |                                                            |
| 4 | Source of Funds*                                           |
|   |                   Not applicable                           |
|___|____________________________________________________________|
|   | Check box if disclosure of legal proceedings is            |
| 5 | required pursuant to Item 2(d) or 2(e)                 [ ] |
|___|____________________________________________________________|
|   | Citizenship or place of organization                       |
| 6 |             Texas                                          |
|___|____________________________________________________________|
|  NUMBER OF  |   |                                              |
|             | 7 | Sole Voting Power         1,140,000          |
|   SHARES    |___|______________________________________________|
|             |   |                                              |
| BENEFICIALLY| 8 | Shared Voting Power           -0-            |
|             |___|______________________________________________|
|OWNED BY EACH|   |                                              |
|             | 9 | Sole Dispositive Power    1,140,000          |
|  REPORTING  |___|______________________________________________|
|             |   |                                              |
| PERSON WITH |10 | Shared Dispositive Power      -0-            |
|_____________|___|______________________________________________|
|    |                                                           |
| 11 | Aggregate amount beneficially owned by each               |
|    | reporting person             1,140,000 shares             |
|____|___________________________________________________________|
|    |                                                           |
| 12 | Check box if the aggregate amount in Row (11)             |
|    | excludes certain shares*                              [x] |
|____|___________________________________________________________|
|    |                                                           |
| 13 | Percent of class represented by amount in Row (11)        |
|    |                                       9.7%                |
|____|___________________________________________________________|
|    |                                                           |
| 14 | Type of reporting person*                                 |
|    |        PN                                                 |
|____|___________________________________________________________|


             * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                             Page 3 of 6 pages

Item 1 -  SECURITY AND ISSUER

This statement relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Photronics, Inc., a Connecticut corporation with its principal executive offices located at 1061
East Indiantown Road, Jupiter, Florida  33477.


Item 2 - IDENTITY AND BACKGROUND

A)     Name, state of formation, principal business and principal business address of the person filing this Schedule 13D:
          Macricostas Partners, L.P.,
          a Texas limited partnership
          Estate Planning Partnership
          1122 Bel Air
          Allen, Texas  75013

       (d)  and  (e)  Legal Proceedings:
          During the last five years, Macricostas Partners, L.P. (the "Partnership") has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

B)     Name, state of incorporation, principal business and
       principal business address of the general partner of the
       Partnership:
          Macricostas Management, Inc.,
          a Texas corporation
          General Partner of the Partnership
          1122 Bel Air
          Allen, Texas  75013

       (d)  and  (e)  Legal Proceedings:
          During the last five years, Macricostas Management, Inc. ("MMI") has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                                             Page 4 of 6 pages

C) Information as to each executive officer and director of MMI, each person controlling MMI and each executive officer and director of any corporation controlling MMI is as follows:

       1) (a)  Name:  Constantine S. Macricostas

          (b)  Business Address:  1061 East Indiantown Road,
                                   Jupiter, Florida  33477

          (c)  Principal employment and name, principal business
               and address of employer:
                   Chairman of the Board and CEO of
                   Photronics, Inc.
                   1061 East Indiantown Road,
                   Jupiter, Florida  33477
                   Manufacturer of Photomasks

          (d)  and  (e)  Legal Proceedings:
             During the last five years, Mr. Macricostas has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:  United States


Item 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares covered by this Schedule 13D were acquired by the Partnership from Constantine Macricostas (either directly or through MMI). The shares had previously been acquired with the personal funds of Mr. Macricostas and had been held by him for a significant period of time.


Item 4 - PURPOSE OF TRANSACTION

The purpose of the transaction was estate planning on behalf of Constantine Macricostas. Neither the Partnership nor MMI has any current intention to acquire or dispose of any shares of Common Stock provided that either of them may acquire or dispose of shares in accordance with their respective investment requirement and neither of them has any plans or proposals relating to any matter covered by sub-items (a) through (j) of this item. Mr. Macricostas is the President and Director as well as a significant shareholder of MMI. Mr. Constantine Macricostas also serves as Chairman and Chief Executive Officer of Photronics, Inc. and may, in that capacity, pursue plans or proposals which fall within such items.

                                             Page 5 of 6 pages

Further, Mr. Macricostas currently holds stock options and restrictive stock awards shares from Photronics and may in the future be granted additional stock options and restrictive stock awards shares. He may exercise these stock options or otherwise acquire or dispose of shares of Photronics in accordance with his investment requirements.

This Amendment #1 is filed due to a typographical error in the number of shares owned as reported in the Original Schedule 13-D.


Item 5 - INTEREST IN SECURITIES OF ISSUER

(a)    Partnership:
       The Partnership beneficially owns 1,140,000 shares of Common Stock constituting 9.7% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock reported as issued and outstanding by Photronics as of July 31, 1996. The foregoing does not include any shares of Common Stock beneficially owned by MMI or Mr. Macricostas.

       MMI:
       MMI beneficially owns 25,409 shares of Common Stock constituting less than 1% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock reported as issued and outstanding by Photronics as of July 31, 1996. The foregoing does not include any shares of Common Stock beneficially owned by the Partnership or Mr. Macricostas.

       Mr. Macricostas:
       Mr. Macricostas beneficially owns 413,150 shares of Common Stock (of which 145,628 shares are covered by presently exercisable options to acquire shares of Common Stock, which options were granted by Photronics) constituting 3.5% of the issued and outstanding shares of Common Stock reported as issued as of July 31, 1996. The foregoing does not include any shares of Common Stock beneficially owned by the Partnership or MMI.

(b)    Partnership:
       Sole power to vote or direct the vote: 1,140,000
       Shared power to vote or direct the vote: -0-
       Sole power to dispose or to direct the disposition:1,140,000 Shared power to dispose or direct the disposition: -0-

       MMI:
       Sole power to vote or direct the vote: 1,165,309
       Shared power to vote or direct the vote: -0-
       Sole power to dispose or to direct the disposition:1,165,309 Shared power to dispose or direct the disposition: -0-

                                             Page 6 of 6 pages

       Mr. Macricostas:
       Sole power to vote or direct the vote: 413,150
       Shared power to vote or direct the vote: 1,165,309
       Sole power to dispose or to direct the disposition: 413,150 Shared power to dispose or direct the disposition: 1,165,309

(c)    None other than the Reported Transaction.

(d) and (e)     Not Applicable.


Item 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

MMI serves as the general partner of the Partnership and, in such capacity, exercises all discretion on behalf of the Partnership.
Mr. Macricostas serves as President and as a Director of MMI and in such capacity exercises discretion on behalf of MMI.


Item 7 - MATERIAL TO BE FILED AS EXHIBITS

None.




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   MACRICOSTAS PARTNERS, L.P.
                                   By Its General Partner
                                   Macricostas Management, Inc.



                                   By:_CONSTANTINE S. MACRICOSTAS
                                   Title:   President





Date: December 16, 1996





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